SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2021

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):        )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                 .)

EXHIBITS

Exhibit Number		Page Number

1.1	Voluntary announcement regarding grant of share appreciation rights, dated March 10, 2021	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology of the PRC (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff or network speed policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•

the impact of COVID-19 pandemic on our operations and financial performance, the PRC economy and world economy, including disruptions to the demand for certain of our services and products such as international roaming services and services provided to corporate clients, a decline in network service quality due to the increased volume of online utilization, temporary closures of our sales outlets and a decline in new subscriber registration due to such closures, disruptions to the delivery of services or supplies and delay in network construction progress due to travel and other restrictions, decline in labor force, increased bad debts risk due to the deteriorating financial condition of certain corporate customers;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any inspections by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: March 10, 2021	By:	/s/ Ke Ruiwen
		Name:	Ke Ruiwen
		Title:	Chairman and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

VOLUNTARY ANNOUNCEMENT

GRANT OF SHARE APPRECIATION RIGHTS

This announcement is made by China Telecom Corporation Limited (the “Company”) on a voluntary basis.

Reference is made to (i) the circular of the Company dated 4 October 2018 and the announcement of the Company dated 26 October 2018 in relation to, among others, the approval for the adoption of the share appreciation rights scheme (the “Scheme”) by the shareholders of the Company who also authorised the board of the directors of the Company (the “Board”) to grant share appreciation rights to certain key personnel of the Company (the “Key Personnel”) and to formulate implementation rules for each grant of share appreciation rights in accordance with the Scheme and relevant legal requirements; and (ii) the announcement of the Company dated 9 February 2021 in relation to the Board’s resolution approving “2021 Share Appreciation Rights Grant Proposal for Key Personnel of China Telecom Corporation Limited” (now renamed as “The Phase II Incentive Scheme for Share Appreciation Rights of China Telecom Corporation Limited” as instructed by the State-owned Assets Supervision and Administration Commission of the State Council of China (“SASAC”)) (the “Proposal”).

The Scheme does not involve the grant of options over new shares or other new securities that may be issued by the Company (or any of its subsidiaries) and therefore, it does not fall within the ambit of, and is not subject to, the requirements under Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

The Proposal has been approved by SASAC on 3 March 2021. On 10 March 2021, the conditions of the grant as stipulated in the Proposal are fulfilled, including (i) the performance evaluation indicators of the Company are fulfilled; (ii) the Company has not been exposed to any of the following circumstances: (1) the Company having failed to engage an accounting firm to commence audit in compliance with the prescribed procedures and requirements; (2) the certified public accountant having issued an adverse opinion or a disclaimer of opinion in the auditor’s report of the annual financial report; (3) any of SASAC, the Supervisory Committee or the audit department having raised

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a significant disagreement with the performance results or the annual financial report of the listed company; and (4) any major violations of rules or regulations having occurred and the Company having been penalised by the securities regulatory management authorities and other relevant departments; and (iii) the individual performance appraisal indicators of the Key Personnel and relevant conditions are fulfilled.

Therefore, according to the relevant requirements of the Proposal, on 10 March 2021 (the “Date of Grant”), the Board has considered and approved the grant of approximately 2,411.62 million share appreciation rights to 8,239 Key Personnel (excluding the Executive Directors, Non-Executive Director, Independent Directors, Supervisors and senior management of the Company) in total on the Date of Grant with the corresponding number of H shares of the Company (the “H Shares”) which amounted to approximately 2.98% of the total issued share capital of the Company as at the Date of Grant. The exercise price of each share appreciation right is HK$2.686, which is the highest of (1) the closing price of HK$2.680 of the H Shares as at the Date of Grant; (2) the arithmetic average closing price of HK$2.686 of the H Shares for the five consecutive trading days prior to the Date of Grant; (3) the nominal value of RMB1.00 of the H Shares. The respective closing prices are quoted from the daily quotation sheets of the Stock Exchange. The Proposal shall be valid for 60 months, which is effective from the Date of Grant. The share appreciation rights are settled in cash and are calculated in accordance with the fair value of the liabilities borne by the Company on the basis of share-based measurement.

The Key Personnel own the share appreciation rights and have the right to receive stipulated earnings from the increase in share price for a specified number of shares subject to specific timeframe and conditions. The Key Personnel do not beneficially own any rights to the shares, nor are they entitled to any shareholders’ voting rights and allotment rights. The share appreciation rights cannot be transferred nor be used as guarantee or for repayment of debts.

By Order of the Board China Telecom Corporation Limited Ke Ruiwen Chairman and Chief Executive Officer

Beijing, China, 10 March 2021

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Ke Ruiwen (as the Chairman and Chief Executive Officer); Mr. Li Zhengmao (as the President and Chief Operating Officer); Mr. Shao Guanglu; Mr. Liu Guiqing and Madam Zhu Min (as the Chief Financial Officer) (all as the Executive Vice Presidents); Mr. Chen Shengguang (as the Non-Executive Director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the Independent Non-Executive Directors).

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